EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MA 02116

June 5, 2007

James O'Connor

Division of Investment Management

U.S. Securities and Exchange Commission

901 E Street, NW

Washington, D.C.  20004

RE:       Evergreen Municipal Trust, File Nos. 333-36033 and 811-08367 (the “Registrant”)

            Post-Effective Amendment No. 52 to the Registration Statement on Form N-1A

            For the Evergreen High Income Municipal Bond Fund (the “Fund”)

Dear Mr. O'Connor:

In response to your oral comments to the Registrant’s Form N-1A filing made on March 2, 2007, pursuant to Rule 497(j) (accession no. 0000907244-07-000201, please note the following responses:

Prospectus

Comment:       You also noted that the section entitled “Fund Distributions,” the disclosure states fact that investment in the Fund may subject a shareholder to the alternative minimum tax.  You asked that we make this disclosure or something similarly descriptive, more prominent to a shareholder by placing it on the Fund strategy page.

Response:      The disclosure that you noted from the “Fund Distributions” section has been added to the additional risk paragraph on the Fund strategy page.  The relevant portion of the additional risk section now reads as follows:

            “…An investment in the fund may also result in liability for federal alterative minimum tax, both for individual and corporate shareholders.  For example, while the interest from qualified private activity bonds is generally not subject to federal income tax, many types of private activity bond interest must be included in taxable income for federal alternative income tax purposes…”

Comment:       You noted that Item 2(c)(1)(i) of  Form N-1A requires a “summary” of the principal risks of investing in the Fund.  You noted that the Fund’s current risk disclosure regarding investments in derivatives is extensive. You asked that that we redraft our current disclosure on the risks of investing in derivatives to provide the risk in a summary format.

Response:      Such disclosure has been redrafted as follows:

            “A derivative is a financial contract whose value depends on changes in the value of one or more underlying assets, reference rates, or indexes.  A Fund's use of derivatives may involve risks different from, or greater than, the risks associated with investing in more traditional investments, such as stocks and bonds.  Derivatives can be highly complex and may perform in ways unanticipated by a Fund's investment adviser.  A Fund's use of derivatives involves the risk that the other party to the derivative contract will fail to make required payments or otherwise to comply with the contract's terms.  Derivatives transactions can create investment leverage and may be highly volatile and a Fund could lose more than the amount it invests.  Derivates may be difficult to value and highly illiquid, and a Fund may not be able to close out or sell a derivative position at a particular time or at an anticipated price.  Use of derivatives may increase the amount and affect the timing and character of taxes payable by shareholders.”

You had indicated that all correspondence is now required to make certain representations. We make the following representations to you:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (617) 210-3676 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Catherine F. Kennedy

                                                                                    Catherine F. Kennedy